

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Andrew Stone
President and Chief Executive Officer
African Copper Corporation
Ground Floor, Liesbeek House
River Park, Gloucester Road
Mowbray, Cape Town 7700 South Africa

      Re: African Copper Corporation
                Current Report on Form 8-K
                Filed April 22, 2013
                File No. 0-54804

Dear Mr. Stone:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

1.   We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently it appears that you have no operations, no revenues, that all your assets consist of cash, and that your financial statements are substantially identical to those of your predecessor, New York Tutor Company, which was a shell company. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure on page 35 to remove the Item 5.06, Change in Shell Company Status disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director